Delisting Determination,The Nasdaq Stock Market, LLC,
July 11, 2007, Tweeter Home Entertainment, Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Tweeter Home Entertainment, Inc. (the Company), effective at the opening of the trading session on July 23, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace
Rules:  4300; 4450(f) and IM 4300. The
Company was notified of the Staffs determination on June 12, 2007. The Company did not appeal the Staff determination to the Listing Qualifications Hearings
Panel, and the Staff determination to delist the Company became final on June 21, 2007.